

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2012

<u>Via E-mail</u>
Richard J. Johnson
Executive Vice President and
Chief Financial Officer
The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, PA 15222

  Re: The PNC Financial Services Group, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2010
     Filed March 1, 2011
     File No. 001-09718

Dear Mr. Johnson:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Stephanie L. Hunsaker

        Stephanie L. Hunsaker
        Senior Assistant Chief Accountant